SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 11, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                                   -----------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F X   Form 40-F_
                                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                    ---    ---

Enclosure:

    1.   Invitation for Novartis First Quarter Results 2002 - Conference Call

    2. First Quarter 2002 Sales & Results Pre-Announcement: 2001 Figures (Investor Relations, 9 April 2002)

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
[Novartis Logo]                                        Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Silke Zentner
                                                       Tel + 41 61 324 8612
                                                       Francisco Bouzas
                                                       Tel + 41 61 324 2462
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                                 INVITATION FOR
            - "NOVARTIS FIRST QUARTER RESULTS 2002 - CONFERENCE CALL"

                       First Quarter Sales & Results 2002

Dear Investor

We are pleased to invite you to our first quarter results conference call. Please see below the following dial-in numbers:

Date:       Thursday, April 18, 2001

Time:       Advisable: dial-in 10 minutes before

            6.00 p.m. Switzerland

            5.00 p.m. UK

            12.00 p.m. New York

Phone numbers: +41 91 610 41 11 or "Free Phone" +800 2467 87 00 Europe/ROW

            +1 800 860 24 42 USA

You may access the conference call as a live audio webcast on the Internet: www.novartis.com/investors

Playback for 48 hrs after the call commences

Date:       Thursday, April 18, 2002

Beginning:  9.00 p.m. (Switzerland)

            8.00 p.m. (UK)

            3.00 p.m. (New York)

Phone numbers: +41 91 610 25 00 Europe/ROW

+1 877 344 75 29 USA

Code: 705

                                 [NOVARTIS LOGO]

                               First Quarter 2002
                                Sales & Results
                               Pre-Announcement:
                                  2001 Figures

                        Investor Relations, 9 April 2002

Comments on Quarterly Reporting
--------------------------------------------------------------------------------

o As of first quarter 2002 Novartis will be reporting both Sales and Results on a quarterly basis

o In addition, sectorial information will be more detailed: The performance of Nutrition as well as OTC will be shown

o In the following slides please find the corresponding figures for the first quarter 2001 as a baseline to work from

                                                                 [NOVARTIS LOGO]

Sector Sales in Q1 2001
--------------------------------------------------------------------------------

                                  US        Rest of World              Total
                        CHF millions        CHF millions        CHF millions

Pharmaceuticals                1,793                2,745              4,538

Generics                         156                  372                528

OTC                              175                  426                601(1)

      Healthcare               2,124                3,543              5,667

CIBA Vision                      179                  244                423

Nutrition                        498                  396                894(2)

Animal Health                     75                  165                240

           Group               2,876                4,348              7,224(3)


1-3 Adjustments for changes in accounting policy on sales incentives and discounts to retailers, see notes on next slide

                                                                 [NOVARTIS LOGO]

Notes on Adjustments
--------------------------------------------------------------------------------

    The following adjustments were made as a result of changes we have implemented in our IAS financial statements in order to conform with US GAAP rules EITF 00-14 and EITF 00-25 whereby incentives to retailers must be treated as a reduction in Revenue rather than as a Marketing & Distribution expense.

1)  CHF   601 m     Originally reported OTC sales of CHF 631 m reduced by
                    CHF 30 m as a result of these changes

2)  CHF   894 m     Originally reported Nutrition sales of CHF 960 m reduced by
                    CHF 66 m as a result of these changes

3)  CHF 7,224 m     Originally reported Group sales of CHF 7,320 m reduced by
                    CHF 96 m as a result of these changes

                                                                 [NOVARTIS LOGO]

Sector Operating Income in Q1 2001
--------------------------------------------------------------------------------

                         Total       % of
                                    Sales        o  Low operating margin with
                          CHF                       CIBA Vision as a result of
                     millions                       integration costs
                                                    associated with the
Group                   1,545       21.4            acquisition of Wesley
                                                    Jessen (CHF 28 m).
Pharmaceuticals         1,244       27.4            In 2002 no further
                                                    integration costs are
Generics                   65       12.3            expected to occur.

OTC                        58        9.7         o  In Animal Health operating
                                                    margins were solid in Q1
Healthcare              1,367       24.1            2001 as the full impact of
                                                    competitive pressures in
CIBA Vision                 6        1.4            the higher margin companion
                                                    animal business and the
Nutrition                 108       12.1            impact of foot and mouth
                                                    disease in Europe was felt
Animal Health              44       18.3            later on in the year.

Corporate Income           20         --

                                                                 [NOVARTIS LOGO]

Q1 2001 Consolidated Income Statement
--------------------------------------------------------------------------------

                                                                      Total
                                                                        CHF
                                                                   millions

Total sales                                                           7,224
-----------                                                           -----
     Cost of goods sold                                              -1,874
Gross profit                                                          5,350
------------                                                          -----
     Marketing & Distribution                                        -2,499
     Research & Development                                            -929
     General & Administration                                          -377
Operating income                                                      1,545
----------------                                                      -----
     Income from associated companies                                    31
     Financial income, net                                              217
Income before taxes and minority interests                            1,793
------------------------------------------                            -----
     Taxes                                                             -305
     Minority interests                                                  -3
Net income                                                            1,485
----------                                                            -----

                                                                 [NOVARTIS LOGO]

Appendix
--------------------------------------------------------------------------------


                              Quarterly Breakdown

                               from Q1 to Q4 2001


                                                                 [NOVARTIS LOGO]

Quarterly Breakdown of Operating Income By Sector 2001
--------------------------------------------------------------------------------

                                     Q1                 Q2                 1H               Q3                Q4         Full Year
                                    CHF                CHF                CHF              CHF               CHF               CHF
                               millions           millions           millions         millions          millions          millions

Group                             7,224              8,043             15,267            8,117             8,259            31,643

Pharmaceuticals                   4,538              5,151              9,689            5,207             5,285            20,181

Generics                            528                593              1,121              636               676             2,433

OTC                                 601                613              1,214              652               672             2,538

Healthcare                        5,667              6,357             12,024            6,495             6,633            25,152

CIBA Vision                         423                458                881              485               421             1,787

Nutrition                           894                978              1,872              912               958             3,742

Animal Health                       240                250                490              225               247               962


                                                                 [NOVARTIS LOGO]

Sales Adjustments(1) For 2001
--------------------------------------------------------------------------------

                                Q1               Q2               1H               Q3               Q4         Full Year
                               CHF              CHF              CHF              CHF              CHF               CHF
                          millions         millions         millions         millions         millions          millions

Group                          -96             -101             -197             -103              -95              -395

OTC                            -30              -29              -59              -29              -41              -129

Nutrition                      -66              -72             -138              -74              -54              -266

1 adjustments for changes in accounting policy on sales incentives and discounts to retailers

                                                                 [NOVARTIS LOGO]

Quarterly Breakdown of Operating Income By Sector 2001
--------------------------------------------------------------------------------

                                           Q1              Q2              1H              Q3              Q4       Full Year
                                          CHF             CHF             CHF             CHF             CHF             CHF
                                     millions        millions        millions        millions        millions        millions

Group                                   1,545           1,935           3,480           1,873           1,924           7,277

Pharmaceuticals                         1,244           1,451           2,695           1,436           1,546           5,677

Generics                                   65              76             141              68              72             281

OTC                                        58              94             152             126             174             452

Healthcare                              1,367           1,621           2,988           1,630           1,792           6,410

CIBA Vision                                 6              81              87              69              18             174

Nutrition                                 108             125             233             113             122             468

Animal Health                              44              22              66              30              42             138

Corporate income/expense                   20              86             106              31             -50              87

                                                                 [NOVARTIS LOGO]

--------------------------------------------------------------------------------
2001 Quarterly Consolidated Income Statement

                                                           Q1           Q2       1H2001           Q3           Q4       FY2001
                                                          CHF          CHF          CHF          CHF          CHF          CHF
                                                     millions     millions     millions     millions     millions     millions

Total sales                                             7,224        8,043       15,267        8,117        8,259       31,643
     Cost of goods sold                                -1,874       -1,930       -3,804       -2,000       -2,082       -7,886
Gross profit                                            5,350        6,113       11,463        6,117        6,177       23,757
     Marketing&Distribution                            -2,499       -2,766       -5,265       -2,689       -2,749      -10,703
     Research&Development                                -929       -1,081       -2,010       -1,057       -1,122       -4,189
     General&Administration                              -377         -331         -708         -498         -382       -1,588
Operating income                                        1,545        1,935        3,480        1,873        1,924        7,277
     Income from associated companies                      31           46           77           23           39          139
     Financial income, net                                217          735          952          197          -82        1,067
Income before taxes and minority interests              1,793        2,716        4,509        2,093        1,881        8,483
     Taxes                                               -305         -463         -768         -399         -273       -1,440
     Minority interests                                    -3           -9          -12          -11            4          -19
Net income                                              1,485        2,244        3,729        1,683        1,612        7,024

                                                                 [NOVARTIS LOGO]

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Novartis AG


Date:  April 11, 2002                         By:  /s/ RAYMUND BREU
                                                 -----------------------------

                                              Name:    Raymund Breu
                                              Title:   Chief Financial Officer